













Third Quarter 2009
Earnings Release and Supplemental Information

HOME PROPERTIES®

The Apartments at Wellington Trace
Frederick, Maryland

850 Clinton Square • Rochester, NY 14604 • 585-546-4900 • www.homeproperties.com



HOME PROPERTIES, INC.
SUPPLEMENTAL FINANCIAL INFORMATION
THIRD QUARTER 2009
TABLE OF CONTENTS



FOR IMMEDIATE RELEASE

HOME PROPERTIES REPORTS THIRD QUARTER 2009 RESULTS
FFO Per Share Exceeds Wall Street's Mean Estimate by Three Cents

ROCHESTER, NY, NOVEMBER 5, 2009 – <u>Home Properties</u> (NYSE:HME) today released financial results for the third quarter ending September 30, 2009. All results are reported on a diluted basis.

"Home Properties exceeded both internal and street expectations for Funds From Operations in the third quarter, reflecting the stability of our solid geographic markets and middle-market apartment properties, even in a challenging operating environment," said Edward J. Pettinella, President and CEO. "Our number one ranking in same-unit net operating income growth in the apartment sector results from a continued focus on managing rents to optimize occupancy and revenue, while also controlling costs and refining operations to ensure excellent future results despite continued weakness in the economy."

Earnings per share ("EPS") for the quarter ended September 30, 2009 was $0.16, compared to $0.21 for the quarter ended September 30, 2008. The $0.05 decrease in EPS is primarily attributable to a generally weaker operating environment. EPS for the nine months ended September 30, 2009 was $0.67, compared to $1.27 for the nine months ended September 30, 2008. The year-over-year decrease of $0.60 per share is primarily attributable to a $21.8 million decrease in income from discontinued operations, of which $16.4 million was due to a decrease in gain on disposition of property. The sale of seven properties in the first quarter of 2008 produced a gain of $29.8 million. Three properties were sold in the first quarter of 2009 for a gain of $13.5 million. The $5.4 million balance of the $21.8 million decrease in income from discontinued operations included $4.7 million attributable to prepayment penalties incurred as a result of the sale of the 2009 properties.

For the quarter ended September 30, 2009, Funds From Operations ("FFO") was $37.0 million, or $0.81 per share, compared to $38.3 million, or $0.84 per share, for the quarter ended September 30, 2008. Third quarter 2009 FFO of $0.81 per share was $0.04 above the midpoint of the guidance range provided by management and $0.03 above analysts' mean estimate, as reported by Thomson, and equates to a 3.2% decrease from the prior year. FFO for the nine months ended September 30, 2009 was $2.45 per share, compared to $2.50 in the year-ago period.   A reconciliation of GAAP net income to FFO is included in the financial data accompanying this news release.

<u>Third Quarter Operating Results</u>

For the third quarter of 2009, same-property comparisons (for 104 "Core" properties containing 35,360 apartment units owned since January 1, 2008) reflected a decrease in total revenues of 0.2% compared to the same quarter a year ago. Net operating income ("NOI") decreased by 0.5% from the third quarter of 2008. Property level operating expenses increased by 0.2% for

the quarter, primarily due to increases in personnel costs and real estate taxes, which were partially offset by a reduction in natural gas heating costs, repairs and maintenance, property insurance and property management G&A costs.

Average physical occupancy for the Core properties was 95.1% during the third quarter of 2009, compared to 95.0% during the third quarter of 2008. Average monthly rental rates decreased 0.5% compared to the year-ago period to $1,132.

On a sequential basis, compared to the 2009 second quarter results for the Core properties, total revenue was down 0.3% in the third quarter of 2009, expenses were up 0.6%, and net operating income was down 0.9%. Average physical occupancy remained steady at 95.1%.

Physical occupancy for the 1,029 net apartment units acquired/developed between January 1, 2008 and September 30, 2009 (the "Recently Acquired Communities") averaged 93.3% during the third quarter of 2009, at average monthly rents of $1,166.

Year-to-Date Operating Results

For the nine months ended September 30, 2009, same-property comparisons for the Core properties reflected an increase in total revenue of 0.4% and expenses of 1.5%, resulting in a 0.4% decrease in net operating income compared to the first nine months of 2008. Property level operating expenses increased primarily due to increases in repairs and maintenance, personnel and real estate taxes, which were partially offset by a reduction in advertising, property insurance and property management G&A costs.

Average physical occupancy for the Core properties was 94.9% during the first nine months of 2009, down from 95.0% a year ago, with average monthly base rents rising 0.6%.

Dispositions

Subsequent to the end of the quarter, on October 1, 2009, the Company sold a property located in the Philadelphia region with a total of 432 units for $30.0 million. A gain on sale of approximately $7.3 million will be recorded in the fourth quarter of 2009 related to this sale. The weighted average first year cap rate projected on this disposition is 8.4% (after a 3% management fee but before allowance for capital expenditures).

Capital Markets Activities

As of September 30, 2009, the Company's ratio of debt-to-total market capitalization was 54.6% (based on a September 30, 2009 stock price of $43.09 to determine equity value), with $71.5 million outstanding on its $175.0 million revolving credit facility and $6.9 million of unrestricted cash on hand. Total debt of $2.3 billion was outstanding, at rates of interest averaging 5.6% and with staggered maturities averaging approximately six years. Approximately 93.0% of total indebtedness is at fixed rates. Interest coverage averaged 2.2 times during the quarter, and the fixed charge ratio averaged 2.1 times for the quarter.

The Company did not repurchase any of its common shares during the third quarter. As of September 30, 2009, the Company has Board authorization to buy back up to approximately

2.3 million additional shares of its common stock or Operating Partnership Units, although it has no current plans to do so.

Outlook

For 2009, the Company has increased its guidance based only on higher third quarter results compared to the prior range of guidance and now expects FFO per share to be between $3.18 and $3.24 per share versus the previous range of $3.10 to $3.22. This guidance range reflects management's current assessment of economic and market conditions for the balance of the year.

The guidance for the balance of 2009 is reaffirmed without change, with the fourth quarter range expected to be $0.73 to $0.79 per share.

Supplemental Information

The Company produces supplemental information that includes details regarding property operations, other income, acquisitions, sales, market geographic breakdown, debt and new development. The supplemental information is available via the Company's Web site through the "Investor" section, e-mail or facsimile upon request.

Third Quarter 2009 Earnings Conference Call

The Company will conduct a conference call and simultaneous webcast tomorrow at 11:00 AM Eastern Time to review and comment on the information reported in this release. To listen to the call, please dial 800-954-0647 (International 212-231-2901). An audio replay of the call will be available through November 12, 2009, by dialing 800-633-8284 or 402-977-9140 and entering the passcode 21412431. The Company webcast, which includes audio and a slide presentation, will be available, live at 11:00 AM and archived by 1:00 PM, through the "Investors" section home page of its Web site, http://www.homeproperties.com.

Fourth Quarter and Year End 2009 Earnings Release and Conference Call

The fourth quarter and year end financial results are scheduled to be released after the stock market closes on Thursday, February 18, 2010. A conference call, which will be simultaneously webcast, is scheduled for Friday, February 19, 2010 at 11:00 AM Eastern Time and is accessible following the above instructions. The passcode for that replay will be 21442490.

Fourth Quarter 2009 Conference/Event Schedule

Home Properties' President and CEO, Edward J. Pettinella, is scheduled to participate in the NAREIT Annual Conference November 11-13, 2009.   He is also scheduled to give presentations at the FBR Capital Markets 2009 Fall Investor Conference on December 2 and at the Wells Fargo 13th Annual Global Real Estate Securities Conference on December 9. Both presentations will be webcast live. Details on how to access presentation and related materials will be available at http://www.homeproperties.com in the "Investors" section.

This press release contains forward-looking statements.   Although the Company believes expectations reflected in such forward-looking statements are based on reasonable

assumptions, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ include general economic and local real estate conditions, the weather and other conditions that might affect operating expenses, the timely completion of repositioning and new development activities within anticipated budgets, the actual pace of future acquisitions and dispositions, and continued access to capital to fund growth.

Home Properties is a publicly traded apartment real estate investment trust that owns, operates, develops, acquires and rehabilitates apartment communities primarily in selected Northeast, Mid-Atlantic and Southeast Florida markets. Currently, Home Properties operates 108 communities containing 37,107 apartment units. Of these, 35,957 units in 106 communities are owned directly by the Company; 868 units are partially owned and managed by the Company as general partner, and 282 units are managed for other owners. For more information, visit Home Properties' Web site at http://www.homeproperties.com.

Tables to follow.

HOME PROPERTIES, INC.
SUMMARY OF OCCUPANCY AND PROPERTY OPERATING RESULTS

Third Quarter Results:	Avg. Physical Occupancy[a]		3Q 2009	3Q 2009 vs. 3Q 2008 % Growth			
	3Q 2009	3Q 2008	Average Monthly Rent / Occ Unit	Base Rental Rates	Total Revenue	Total Expense	NOI
Core Properties[b]	95.1%	95.0%	$1,132	(0.5%)	(0.2%)	0.2%	(0.5%)
Acquisition Properties[c]	93.3%	NA	$1,166	NA	NA	NA	NA
TOTAL PORTFOLIO	95.1%	NA	$1,132	NA	NA	NA	NA

Year-To-Date Results:	Avg. Physical Occupancy[a]		YTD '09	YTD '09 vs. YTD '08 % Growth			
	YTD '09	YTD '08	Average Monthly Rent / Occ Unit	Base Rental Rates	Total Revenue	Total Expense	NOI
Core Properties[b]	94.9%	95.0%	$1,135	0.6%	0.4%	1.5%	(0.4%)
Acquisition Properties[c]	92.1%	NA	$1,170	NA	NA	NA	NA
TOTAL PORTFOLIO	94.8%	NA	$1,135	NA	NA	NA	NA

[a] Average physical occupancy is defined as total possible rental income, net of vacancy expense, as a percentage of total possible rental income. Total possible rental income is determined by valuing occupied units at contract rates and vacant units at market rents.

[b] Core Properties includes 104 properties with 35,360 apartment units owned throughout 2008 and 2009.

[c] Acquisition Properties consist of 3 properties with 1,029 apartment units acquired/developed subsequent to January 1, 2008.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data – Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30	
	2009	**2008**	**2009**	**2008**
Rental income	$ 116,996	$ 114,791	$ 351,296	$ 341,762
Property other income	9,288	8,982	30,711	30,640
Interest income	4	20	18	159
Other income	29	30	397	308
Total revenues	126,317	123,823	382,422	372,869
Operating and maintenance	51,959	50,998	160,734	154,805
General and administrative	6,102	5,948	18,240	18,786
Interest	30,772	29,936	91,582	88,749
Depreciation and amortization	30,319	28,292	90,609	83,607
Total expenses	119,152	115,174	361,165	345,947
Income from continuing operations	7,165	8,649	21,257	26,922
Discontinued operations				
Income (loss) from discontinued operations	77	1,008	(4,167)	1,227
Gain (loss) on disposition of property	(22)	-	13,471	29,848
Discontinued operations	55	1,008	9,304	31,075
Net income	7,220	9,657	30,561	57,997
Net income attributable to noncontrolling interest	(1,956)	(2,818)	(8,375)	(17,055)
Net income attributable to common shareholders	$ 5,264	$ 6,839	$ 22,186	$ 40,942
Reconciliation from net income attributable to common shareholders to Funds From Operations:				
Net income available to common shareholders	$ 5,264	$ 6,839	$ 22,186	$ 40,942
Real property depreciation and amortization	29,712	28,666	88,763	84,824
Noncontrolling interest	1,956	2,818	8,375	17,055
(Gain) loss on disposition of property	22	-	(13,471)	(29,848)
Loss from early extinguishment of debt in connection with sale of real estate	-	-	4,927	1,384
FFO - basic and diluted [(1)]	$ 36,954	$ 38,323	$ 110,780	$ 114,357

[(1)]Pursuant to the revised definition of Funds From Operations adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is defined as net income (computed in accordance with accounting principles generally accepted in the United States of America ("GAAP")) excluding gains or losses from disposition of property, noncontrolling interest and extraordinary items plus depreciation from real property. In 2009 and 2008, the Company added back debt extinguishment costs which were incurred as a result of repaying property specific debt triggered upon sale as a gain or loss on sale of the property. Because of the limitations of the FFO definition as published by NAREIT as set forth above, the Company has made certain interpretations in applying the definition. The Company believes all adjustments not specifically provided for are consistent with the definition. Other similarly titled measures may not be calculated in the same manner.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data – Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30	
	2009	**2008**	**2009**	**2008**
FFO – basic, diluted and Operating [(2)]	$ 36,954	$ 38,323	$ 110,780	$ 114,357
FFO – basic, diluted and Operating [(2)]	$ 36,954	$ 38,323	$ 110,780	$ 114,357
Recurring non-revenue generating capital expenses	(7,278)	(7,202)	(21,882)	(21,638)
AFFO [(3)]	$ 29,676	$ 31,121	$ 88,898	$ 92,719
Weighted average shares/units outstanding:				
Shares – basic	32,972.8	31,884.1	32,841.8	31,914.7
Shares – diluted	33,091.8	32,395.0	32,905.7	32,357.4
Shares/units – basic [(4)]	45,243.0	45,049.0	45,220.8	45,221.7
Shares/units – diluted [(4)]	45,361.9	45,559.9	45,284.7	45,664.3
Per share/unit:				
Net income – basic	$0.16	$0.21	$0.68	$1.28
Net income – diluted	$0.16	$0.21	$0.67	$1.27
FFO – basic	$0.82	$0.85	$2.45	$2.53
FFO – diluted and Operating [(2)]	$0.81	$0.84	$2.45	$2.50
AFFO and Operating AFFO [(2) (3)]	$0.65	$0.68	$1.96	$2.03
Common Dividend paid	$0.67	$0.66	$2.01	$1.98

[(2)] Operating FFO is defined as FFO as computed in accordance with NAREIT definition, adjusted for the addback of real estate impairment charges.

[(3)] Adjusted Funds From Operations ("AFFO") is defined as gross FFO less an annual reserve for anticipated recurring, non-revenue generating capitalized costs of $800 and $780 per apartment unit in 2009 and 2008, respectively. The resulting sum is divided by the weighted average shares/units on a diluted basis to arrive at AFFO per share/unit.

[(4)] Basic includes common stock outstanding plus operating partnership units in Home Properties, L.P., which can be converted into shares of common stock. Diluted includes additional common stock equivalents.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands - Unaudited)

	September 30, 2009	December 31, 2008
Land	$ 511,404	$ 515,610
Construction in progress	164,697	111,039
Buildings, improvements and equipment	3,238,440	3,245,741
	3,914,541	3,872,390
Accumulated depreciation	(714,815)	(636,970)
Real estate, net	3,199,726	3,235,420
Cash and cash equivalents	6,879	6,567
Cash in escrows	26,793	27,904
Accounts receivable	11,707	14,078
Prepaid expenses	19,756	16,277
Deferred charges	13,086	11,360
Other assets	4,156	5,488
Total assets	$ 3,282,103	$ 3,317,094
Mortgage notes payable	$ 2,138,524	$ 2,112,331
Exchangeable senior notes	135,632	134,169
Line of credit	71,500	71,000
Accounts payable	19,223	23,731
Accrued interest payable	12,668	10,845
Accrued expenses and other liabilities	27,419	32,043
Security deposits	20,291	21,443
Total liabilities	2,425,257	2,405,562
Common stockholders' equity	629,882	650,778
Noncontrolling interest	226,964	260,754
Total equity	856,846	911,532
Total liabilities and equity	$ 3,282,103	$ 3,317,094
Total shares/units outstanding:		
Common stock	33,488.8	32,431.3
Operating partnership units	11,895.5	12,821.2
	45,384.3	45,252.5

# # #

For further information:

David P. Gardner, Executive Vice President and Chief Financial Officer, (585) 246-4113
Charis W. Warshof, Vice President, Investor Relations, (585) 295-4237

OWNED COMMUNITY RESULTS

THIRD QUARTER 2009

	# of Units	Date Acquired	3Q '09 Rent/Mo.	3Q '09 Occup.	3Q '08 Occup.	Rental Rates[1]	Total Revenue	Total Expense	Total NOI	3Q '09 % Co. NOI
						3Q '09 versus 3Q '08 % Growth				
Baltimore Region										
Bonnie Ridge	960	7/1/1999	$ 1,079	92.4%	92.0%	-0.1%	0.5%	5.0%	-2.0%	
Canterbury Apartments	618	7/16/1999	$ 947	94.5%	94.9%	0.8%	1.1%	6.2%	-1.8%	
Country Village	344	4/30/1998	$ 910	96.8%	93.7%	0.2%	2.7%	3.7%	2.0%	
Dunfield Townhomes	312	11/1/2007	$ 1,091	96.0%	93.9%	2.6%	4.8%	-0.8%	8.2%	
Falcon Crest	396	7/16/1999	$ 971	94.1%	92.7%	-0.4%	-0.4%	-2.9%	0.9%	
Fox Hall Apartments	720	3/29/2007	$ 816	92.8%	91.1%	-1.8%	0.1%	5.2%	-3.9%	
Gateway Village	132	7/16/1999	$ 1,278	95.3%	96.0%	-0.5%	0.1%	-1.7%	1.2%	
Heritage Woods	164	10/4/2006	$ 1,027	97.1%	94.5%	0.1%	2.1%	5.5%	-0.3%	
Mill Towne Village Apts	384	5/31/2001	$ 870	93.8%	94.7%	0.4%	-0.7%	0.1%	-1.2%	
Morningside Heights	1,050	4/30/1998	$ 865	92.6%	92.3%	-1.6%	-1.4%	-3.9%	0.2%	
Owings Run	504	7/16/1999	$ 1,194	95.0%	95.3%	0.0%	0.8%	1.6%	0.4%	
Ridgeview at Wakefield Valley	204	1/13/2005	$ 1,156	95.6%	94.1%	-1.7%	1.4%	-5.6%	6.6%	
Saddle Brooke Apartments	468	10/29/2008	$ 1,038	92.7%	n/a	n/a	n/a	n/a	n/a	
Selford Townhomes	102	7/16/1999	$ 1,293	89.2%	92.2%	-2.1%	-4.0%	-3.3%	-4.5%	
The Coves at Chesapeake	469	11/20/2006	$ 1,190	92.4%	91.0%	-1.5%	-0.7%	4.1%	-3.6%	
Timbercroft Townhomes	284	7/16/1999	$ 893	99.5%	98.5%	3.4%	7.1%	3.4%	9.6%	
Top Field	156	10/4/2006	$ 1,182	94.9%	96.4%	0.9%	-0.7%	0.2%	-1.1%	
Village Square Townhomes	370	7/16/1999	$ 1,124	93.3%	95.0%	-1.9%	-3.8%	-2.0%	-4.8%	
Woodholme Manor	177	3/31/2001	$ 861	96.3%	94.9%	0.9%	1.7%	-8.2%	10.0%	
Total Baltimore Region	7,814		$ 1,004	93.9%	93.5%	-0.4%	0.4%	1.3%	-0.2%	19.6%
Boston Region										
Gardencrest	696	6/28/2002	$ 1,509	95.4%	96.6%	1.0%	0.5%	1.6%	0.0%	
Highland House	172	5/31/2006	$ 1,151	94.8%	96.0%	0.0%	-2.2%	9.8%	-10.5%	
Liberty Place	107	6/6/2006	$ 1,411	95.3%	96.8%	-0.2%	-5.7%	0.1%	-9.3%	
Stone Ends	280	2/12/2003	$ 1,226	96.0%	95.2%	-0.9%	0.1%	0.2%	0.1%	
The Heights at Marlborough	348	9/7/2006	$ 1,168	95.9%	96.0%	0.6%	1.5%	10.8%	-3.6%	
The Meadows at Marlborough	264	9/7/2006	$ 1,121	97.0%	95.4%	-2.3%	-3.2%	4.8%	-8.7%	
The Townhomes of Beverly	204	2/15/2007	$ 1,435	97.4%	95.3%	-1.0%	2.3%	-10.1%	10.8%	
The Village at Marshfield	276	3/17/2004	$ 1,127	95.6%	95.4%	-3.9%	-1.1%	5.8%	-4.3%	
Westwoods	35	4/30/2007	$ 1,258	91.2%	96.0%	-0.2%	-10.3%	4.3%	-23.7%	
Total Boston Region	2,382		$ 1,298	95.8%	96.0%	-0.4%	-0.4%	2.7%	-2.1%	7.8%
Chicago Region										
Blackhawk	371	10/20/2000	$ 869	95.5%	95.7%	-3.2%	-3.5%	-3.8%	-3.0%	
Courtyards Village	224	8/29/2001	$ 821	98.0%	97.8%	-1.7%	-2.7%	-0.1%	-5.0%	
Cypress Place	192	12/27/2000	$ 936	97.5%	97.7%	-2.1%	-2.0%	-4.5%	1.3%	
The Colony	783	9/1/1999	$ 878	97.0%	97.1%	-2.7%	-2.8%	10.8%	-12.7%	
The New Colonies	672	6/23/1998	$ 727	96.1%	95.0%	-0.1%	-2.5%	-6.1%	1.0%	
Total Chicago Region	2,242		$ 831	96.7%	96.4%	-2.0%	-2.7%	0.6%	-5.9%	3.9%
Florida Region										
The Hamptons	668	7/7/2004	$ 1,003	93.6%	95.8%	-3.1%	-9.7%	3.8%	-21.7%	
Vinings at Hampton Village	168	7/7/2004	$ 1,112	94.4%	94.4%	-2.4%	1.2%	1.4%	1.1%	
Total Florida Region	836		$ 1,025	93.8%	95.5%	-2.9%	-7.4%	3.2%	-17.6%	1.5%
Long Island, NY Region										
Bayview / Colonial	160	11/1/2000	$ 1,215	95.3%	96.9%	2.5%	4.0%	12.5%	-1.3%	
Cambridge Village	82	3/1/2002	$ 1,681	97.7%	97.4%	1.7%	1.2%	1.8%	0.8%	
Devonshire Hills	297	7/16/2001	$ 1,683	95.6%	97.5%	-1.6%	-2.2%	-0.3%	-3.2%	
Hawthorne Court	434	4/4/2002	$ 1,368	97.1%	97.4%	-1.7%	-1.0%	-2.3%	0.1%	
Heritage Square	80	4/4/2002	$ 1,682	95.0%	95.8%	0.7%	-1.2%	10.8%	-11.2%	
Holiday Square	144	5/31/2002	$ 1,180	94.9%	95.7%	1.5%	0.4%	5.8%	-3.1%	
Lake Grove Apartments	368	2/3/1997	$ 1,370	96.1%	95.9%	0.0%	2.0%	6.2%	-0.5%	
Mid- Island Estates	232	7/1/1997	$ 1,324	97.4%	95.1%	0.3%	4.9%	6.2%	4.0%	
Sayville Commons	342	7/15/2005	$ 1,542	96.2%	95.4%	2.0%	3.2%	2.4%	3.7%	
South Bay Manor	61	9/11/2000	$ 1,617	95.5%	96.6%	0.3%	-0.5%	-2.7%	1.4%	
Southern Meadows	452	6/29/2001	$ 1,367	96.7%	96.6%	0.1%	0.9%	0.1%	1.6%	
Stratford Greens	359	3/1/2002	$ 1,430	97.2%	95.9%	-1.9%	-2.1%	-7.6%	1.8%	
Westwood Village Apts	242	3/1/2002	$ 2,305	96.0%	96.4%	-1.6%	-1.8%	1.2%	-4.0%	
Woodmont Village Apts	96	3/1/2002	$ 1,302	96.1%	95.7%	0.3%	1.7%	-1.5%	3.7%	
Yorkshire Village Apts	40	3/1/2002	$ 1,746	95.7%	96.7%	0.3%	-0.7%	3.9%	-4.8%	
Total Long Island Region	3,389		$ 1,491	96.4%	96.4%	-0.3%	0.3%	1.1%	-0.2%	12.0%
Maine Region										
Liberty Commons	120	8/30/2006	$ 1,175	98.2%	94.7%	-1.0%	3.1%	4.8%	2.2%	
Redbank Village	500	7/7/1998	$ 860	97.6%	95.0%	0.4%	2.0%	-10.2%	12.8%	
Total Maine Region	620		$ 921	97.8%	95.0%	0.1%	2.3%	-7.1%	9.7%	1.4%

OWNED COMMUNITY RESULTS

THIRD QUARTER 2009

	# of Units	Date Acquired	3Q '09 Rent/Mo.	3Q '09 Occup.	3Q '08 Occup.	3Q '09 versus 3Q '08 % Growth Rental Rates[1]	Total Revenue	Total Expense	Total NOI	3Q '09 % Co. NOI
New Jersey Region										
Barrington Gardens	148	3/1/2005	$ 1,109	96.0%	97.1%	2.0%	2.2%	32.5%	-23.4%	
Chatham Hill Apartments	308	1/30/2004	$ 1,714	93.6%	94.8%	-1.9%	-3.1%	-7.6%	-0.6%	
East Hill Gardens	33	7/7/1998	$ 1,459	93.0%	95.9%	-2.6%	-5.6%	-11.7%	-1.8%	
Hackensack Gardens	198	3/1/2005	$ 1,065	92.5%	95.9%	4.0%	-0.2%	-36.3%	38.9%	
Jacob Ford Village	270	2/15/2007	$ 1,144	95.1%	95.3%	3.8%	2.4%	15.7%	-5.8%	
Lakeview	106	7/7/1998	$ 1,359	95.5%	94.2%	-0.1%	1.6%	-4.4%	5.7%	
Northwood Apartments	134	1/30/2004	$ 1,304	98.6%	94.9%	-1.5%	3.1%	7.4%	-0.5%	
Oak Manor	77	7/7/1998	$ 1,760	95.7%	95.3%	-0.7%	-1.1%	-25.6%	17.4%	
Pleasant View	1,142	7/7/1998	$ 1,122	94.6%	94.1%	-3.0%	-0.8%	0.1%	-1.4%	
Pleasure Bay	270	7/7/1998	$ 1,041	94.2%	95.8%	-3.3%	-5.1%	-1.6%	-8.0%	
Royal Gardens Apartments	550	5/28/1997	$ 1,211	97.2%	95.8%	-1.9%	-0.6%	-5.3%	2.1%	
Wayne Village	275	7/7/1998	$ 1,385	96.4%	96.1%	-0.3%	0.8%	-2.3%	2.6%	
Windsor Realty	67	7/7/1998	$ 1,191	90.3%	95.5%	-0.4%	-10.8%	-26.8%	1.1%	
Total New Jersey Region	3,578		$ 1,231	95.1%	95.1%	-1.2%	-0.9%	-2.9%	0.4%	11.0%
Philadelphia Region										
Beechwood Gardens	160	7/7/1998	$ 822	96.8%	97.9%	-0.5%	-4.8%	-4.9%	-4.6%	
Castle Club	158	3/15/2000	$ 955	95.2%	92.7%	-0.2%	3.5%	-4.4%	11.4%	
Chesterfield	247	9/23/1997	$ 896	96.2%	92.9%	-4.4%	-1.1%	-0.7%	-1.4%	
Curren Terrace	318	9/23/1997	$ 879	92.1%	94.8%	-1.6%	-2.7%	-6.8%	0.9%	
Glen Brook	174	7/28/1999	$ 823	88.4%	91.8%	-0.1%	-8.9%	-3.7%	-15.9%	
Glen Manor	174	9/23/1997	$ 798	94.4%	97.0%	-0.9%	-3.7%	-3.5%	-3.8%	
Golf Club	399	3/15/2000	$ 1,061	95.3%	93.3%	-1.1%	3.8%	-3.4%	8.5%	
Hill Brook Place	274	7/28/1999	$ 844	95.1%	94.9%	-3.2%	-0.7%	2.3%	-4.0%	
Home Properties of Bryn Mawr	316	3/15/2000	$ 1,145	89.8%	95.0%	7.5%	0.8%	0.0%	1.3%	
Home Properties of Devon	631	3/15/2000	$ 1,091	92.5%	91.7%	-2.3%	0.1%	-2.8%	2.0%	
Home Properties of Newark	432	7/16/1999	$ 873	93.0%	94.8%	-0.6%	-1.7%	-3.3%	-0.3%	
New Orleans Park	442	7/28/1999	$ 858	95.7%	95.7%	-0.7%	-2.5%	-0.8%	-4.1%	
Racquet Club	466	7/7/1998	$ 1,024	95.8%	95.6%	-0.9%	0.0%	-7.2%	5.5%	
Racquet Club South	103	5/27/1999	$ 886	95.3%	95.6%	-2.5%	-5.4%	4.1%	-13.9%	
Ridley Brook	244	7/28/1999	$ 912	96.4%	96.1%	0.2%	0.6%	3.1%	-1.5%	
Sherry Lake	298	7/23/1998	$ 1,167	94.4%	98.1%	-2.6%	-4.5%	6.6%	-10.1%	
The Brooke at Peachtree Village	146	8/15/2005	$ 1,105	96.5%	95.7%	-0.8%	-0.4%	6.6%	-5.2%	
The Landings	384	11/25/1996	$ 985	94.5%	96.0%	-1.8%	-4.5%	9.5%	-12.2%	
Trexler Park	250	3/15/2000	$ 1,044	94.0%	95.2%	-2.7%	-6.4%	-2.3%	-9.2%	
Trexler Park West	216	8/15/2008	$ 1,245	94.3%	n/a	n/a	n/a	n/a	n/a	
William Henry	363	3/15/2000	$ 1,097	89.4%	94.1%	-3.0%	-6.6%	5.8%	-15.5%	
Total Philadelphia Region	6,195		$ 990	93.8%	94.7%	-1.2%	-1.9%	-0.7%	-2.8%	14.4%
Washington, D.C. Region										
Braddock Lee	255	3/16/1998	$ 1,282	96.7%	96.1%	1.0%	1.0%	-4.1%	4.7%	
Cider Mill	864	9/27/2002	$ 1,095	95.6%	94.7%	-0.6%	1.8%	7.7%	-2.9%	
Cinnamon Run	511	12/28/2005	$ 1,194	94.3%	96.5%	1.3%	-1.3%	4.4%	-3.8%	
East Meadow	150	8/1/2000	$ 1,284	97.4%	95.2%	-2.7%	-2.1%	-3.9%	-0.9%	
Elmwood Terrace	504	6/30/2000	$ 920	94.0%	92.1%	0.0%	7.4%	-3.0%	18.5%	
Falkland Chase	450	9/10/2003	$ 1,340	94.7%	93.9%	-2.4%	-1.3%	4.0%	-4.0%	
Mount Vernon Square	1,387	12/27/2006	$ 1,197	95.8%	95.4%	0.7%	1.4%	-8.4%	7.4%	
Orleans Village	851	11/16/2000	$ 1,325	94.5%	95.1%	0.6%	-0.2%	8.6%	-6.0%	
Park Shirlington	294	3/16/1998	$ 1,293	95.6%	96.6%	0.9%	-1.8%	-4.4%	0.1%	
Peppertree Farm	879	12/28/2005	$ 1,176	91.9%	94.5%	2.4%	-0.8%	-3.3%	0.7%	
Seminary Hill	296	7/1/1999	$ 1,247	97.0%	96.0%	0.8%	1.9%	-0.9%	4.6%	
Seminary Towers	541	7/1/1999	$ 1,307	94.6%	95.1%	1.1%	-1.8%	-3.7%	-0.2%	
Tamarron Apartments	132	7/16/1999	$ 1,441	94.6%	94.6%	-2.2%	-1.0%	1.3%	-2.3%	
The Apts at Wellington Trace	240	3/2/2004	$ 1,276	97.4%	92.9%	-1.0%	6.3%	-0.5%	10.6%	
The Manor - MD	435	8/31/2001	$ 1,206	97.3%	91.6%	0.8%	13.4%	6.1%	18.2%	
The Manor - VA	198	2/19/1999	$ 1,023	96.5%	95.4%	-3.2%	-0.7%	-2.4%	0.7%	
The Sycamores	185	12/16/2002	$ 1,340	98.1%	95.3%	-2.2%	2.2%	5.5%	0.3%	
Virginia Village	344	5/31/2001	$ 1,264	97.6%	98.0%	1.0%	1.5%	2.8%	0.6%	
West Springfield	244	11/18/2002	$ 1,411	96.7%	96.2%	-2.3%	-2.1%	0.8%	-3.6%	
Westchester West	345	12/30/2008	$ 1,290	93.5%	n/a	n/a	n/a	n/a	n/a	
Woodleaf Apartments	228	3/19/2004	$ 1,193	94.8%	91.6%	2.0%	6.4%	0.8%	9.9%	
Total Washington, D.C. Region	9,333		$ 1,220	95.2%	94.9%	0.3%	1.2%	0.2%	2.0%	28.4%
TOTAL OWNED PORTFOLIO	36,389		$ 1,132	95.1%	n/a	n/a	n/a	n/a	n/a	100.0%
TOTAL CORE PORTFOLIO	35,360		$ 1,132	95.1%	95.0%	-0.5%	-0.2%	0.2%	-0.5%	

[1] Reflects net change in base rental rates before utility reimbursements and economic occupancy changes.

OWNED COMMUNITY RESULTS

September YTD						YTD '09 versus YTD '08 % Growth				
	# of Units	Date Acquired	YTD '09 Rent/Mo.	YTD '09 Occup.	YTD '08 Occup.	Rental Rates[1]	Total Revenue	Total Expense	Total NOI	YTD '09 % Co. NOI
Baltimore Region										
Bonnie Ridge	960	7/1/1999	$ 1,083	92.5%	93.5%	2.9%	1.6%	3.6%	0.4%	
Canterbury Apartments	618	7/16/1999	$ 941	94.2%	93.6%	0.8%	-0.1%	0.0%	-0.1%	
Country Village	344	4/30/1998	$ 900	95.9%	94.9%	0.7%	0.5%	2.7%	-1.1%	
Dunfield Townhomes	312	11/1/2007	$ 1,081	96.1%	93.9%	2.5%	5.7%	-0.6%	9.4%	
Falcon Crest	396	7/16/1999	$ 974	93.4%	92.9%	0.2%	-0.2%	-1.8%	0.7%	
Fox Hall Apartments	720	3/29/2007	$ 826	91.5%	93.3%	-1.7%	1.2%	-2.4%	4.6%	
Gateway Village	132	7/16/1999	$ 1,276	95.6%	96.0%	0.5%	-0.7%	1.1%	-1.6%	
Heritage Woods	164	10/4/2006	$ 1,023	96.1%	95.4%	0.6%	1.6%	4.0%	0.2%	
Mill Towne Village Apts	384	5/31/2001	$ 868	93.7%	94.6%	0.7%	-1.0%	3.3%	-3.9%	
Morningside Heights	1,050	4/30/1998	$ 871	92.2%	92.6%	-0.5%	-1.3%	-3.1%	-0.2%	
Owings Run	504	7/16/1999	$ 1,186	95.3%	95.4%	0.8%	1.0%	-0.5%	1.7%	
Ridgeview at Wakefield Valley	204	1/13/2005	$ 1,165	94.6%	94.8%	1.7%	1.5%	-2.3%	4.2%	
Saddle Brooke Apartments	468	10/29/2008	$ 1,054	90.5%	n/a	n/a	n/a	n/a	n/a	
Selford Townhomes	102	7/16/1999	$ 1,296	90.1%	92.7%	0.3%	-1.0%	2.5%	-2.8%	
The Coves at Chesapeake	469	11/20/2006	$ 1,190	92.4%	90.5%	-0.9%	1.4%	7.6%	-2.2%	
Timbercroft Townhomes	284	7/16/1999	$ 880	99.3%	99.0%	4.0%	2.7%	1.1%	3.7%	
Top Field	156	10/4/2006	$ 1,183	95.7%	95.8%	3.0%	4.6%	4.5%	4.6%	
Village Square Townhomes	370	7/16/1999	$ 1,135	93.6%	94.6%	-1.5%	-2.2%	0.4%	-3.5%	
Woodholme Manor	177	3/31/2001	$ 855	95.7%	93.4%	1.3%	4.7%	-7.2%	15.4%	
Total Baltimore Region	7,814		$ 1,006	93.6%	93.8%	0.7%	0.8%	0.6%	0.9%	19.8%
Boston Region										
Gardencrest	696	6/28/2002	$ 1,508	95.0%	95.9%	2.5%	1.5%	-4.4%	5.3%	
Highland House	172	5/31/2006	$ 1,149	95.6%	96.5%	0.7%	0.3%	14.0%	-9.4%	
Liberty Place	107	6/6/2006	$ 1,409	96.9%	95.3%	1.1%	2.0%	2.5%	1.6%	
Stone Ends	280	2/12/2003	$ 1,226	96.6%	95.0%	-0.2%	1.9%	1.1%	2.3%	
The Heights at Marlborough	348	9/7/2006	$ 1,170	95.2%	96.3%	1.9%	2.2%	12.3%	-5.4%	
The Meadows at Marlborough	264	9/7/2006	$ 1,137	96.2%	96.4%	-0.4%	-1.1%	12.1%	-11.6%	
The Townhomes of Beverly	204	2/15/2007	$ 1,447	95.4%	95.1%	0.6%	0.3%	0.0%	0.6%	
The Village at Marshfield	276	3/17/2004	$ 1,138	95.3%	94.4%	-2.2%	-0.7%	5.4%	-4.2%	
Westwoods	35	4/30/2007	$ 1,259	94.3%	96.9%	2.1%	-2.6%	11.2%	-13.7%	
Total Boston Region	2,382		$ 1,302	95.5%	95.7%	1.0%	0.9%	3.5%	-0.8%	7.3%
Chicago Region										
Blackhawk	371	10/20/2000	$ 881	95.6%	95.6%	-0.7%	-2.3%	-5.5%	1.9%	
Courtyards Village	224	8/29/2001	$ 831	96.9%	98.0%	0.9%	-2.0%	-4.0%	0.1%	
Cypress Place	192	12/27/2000	$ 944	97.1%	97.3%	-0.5%	-0.2%	-4.9%	5.7%	
The Colony	783	9/1/1999	$ 888	95.3%	97.0%	-0.9%	-2.2%	-1.8%	-2.5%	
The New Colonies	672	6/23/1998	$ 727	95.7%	95.8%	0.7%	-2.0%	-8.7%	4.1%	
Total Chicago Region	2,242		$ 838	95.8%	96.6%	-0.2%	-1.9%	-4.8%	1.0%	4.1%
Florida Region										
The Hamptons	668	7/7/2004	$ 1,010	94.6%	94.4%	-2.7%	-6.5%	-0.5%	-12.2%	
Vinings at Hampton Village	168	7/7/2004	$ 1,117	95.3%	93.9%	-2.5%	0.6%	-4.4%	6.6%	
Total Florida Region	836		$ 1,032	94.7%	94.3%	-2.7%	-5.0%	-1.4%	-8.5%	1.7%
Long Island, NY Region										
Bayview / Colonial	160	11/1/2000	$ 1,215	95.0%	94.7%	2.2%	2.9%	-2.0%	7.4%	
Cambridge Village	82	3/1/2002	$ 1,669	98.0%	98.4%	1.9%	3.8%	3.9%	3.7%	
Devonshire Hills	297	7/16/2001	$ 1,674	96.6%	96.9%	-1.6%	-0.6%	4.4%	-3.1%	
Hawthorne Court	434	4/4/2002	$ 1,368	96.8%	96.4%	-1.9%	-0.8%	-0.5%	-1.0%	
Heritage Square	80	4/4/2002	$ 1,675	95.4%	97.0%	1.2%	-1.3%	7.9%	-8.7%	
Holiday Square	144	5/31/2002	$ 1,180	95.5%	96.7%	1.8%	0.1%	7.6%	-5.0%	
Lake Grove Apartments	368	2/3/1997	$ 1,379	96.3%	95.5%	-0.9%	1.7%	4.6%	-0.3%	
Mid- Island Estates	232	7/1/1997	$ 1,317	97.4%	95.7%	0.1%	3.5%	9.1%	-0.8%	
Sayville Commons	342	7/15/2005	$ 1,535	96.3%	94.9%	1.8%	4.0%	4.5%	3.6%	
South Bay Manor	61	9/11/2000	$ 1,616	96.5%	93.3%	-0.8%	1.2%	0.3%	1.9%	
Southern Meadows	452	6/29/2001	$ 1,366	96.0%	94.9%	0.9%	3.4%	3.5%	3.2%	
Stratford Greens	359	3/1/2002	$ 1,427	96.5%	96.5%	-1.0%	-1.5%	-5.5%	1.6%	
Westwood Village Apts	242	3/1/2002	$ 2,338	95.4%	97.4%	1.8%	0.8%	5.0%	-2.1%	
Woodmont Village Apts	96	3/1/2002	$ 1,279	96.5%	93.6%	-4.0%	3.0%	8.2%	-0.1%	
Yorkshire Village Apts	40	3/1/2002	$ 1,755	96.3%	97.7%	2.6%	0.9%	-0.5%	2.3%	
Total Long Island Region	3,389		$ 1,490	96.3%	96.0%	0.1%	1.2%	2.8%	0.1%	11.9%
Maine Region										
Liberty Commons	120	8/30/2006	$ 1,187	97.0%	96.2%	1.5%	3.5%	3.2%	3.7%	
Redbank Village	500	7/7/1998	$ 862	96.0%	95.1%	2.1%	1.8%	-1.8%	4.6%	
Total Maine Region	620		$ 925	96.3%	95.4%	1.9%	2.2%	-0.8%	4.3%	1.4%

OWNED COMMUNITY RESULTS

September YTD

	# of Units	Date Acquired	YTD '09 Rent/Mo.	YTD '09 Occup.	YTD '08 Occup.	YTD '09 versus YTD '08 % Growth Rental Rates[1]	Total Revenue	Total Expense	Total NOI	YTD '09 % Co. NOI
New Jersey Region										
Barrington Gardens	148	3/1/2005	$ 1,113	95.3%	96.6%	5.4%	3.3%	13.6%	-5.0%	
Chatham Hill Apartments	308	1/30/2004	$ 1,711	94.0%	95.0%	-0.6%	-1.2%	-4.6%	0.7%	
East Hill Gardens	33	7/7/1998	$ 1,475	95.2%	97.0%	-1.9%	-4.5%	8.3%	-12.0%	
Hackensack Gardens	198	3/1/2005	$ 1,060	91.8%	93.1%	5.1%	4.4%	-6.8%	19.2%	
Jacob Ford Village	270	2/15/2007	$ 1,132	95.9%	94.4%	3.9%	4.4%	3.1%	5.4%	
Lakeview	106	7/7/1998	$ 1,354	93.5%	96.8%	0.7%	-2.4%	1.7%	-5.4%	
Northwood Apartments	134	1/30/2004	$ 1,313	96.2%	94.6%	0.4%	2.4%	-1.0%	5.9%	
Oak Manor	77	7/7/1998	$ 1,770	94.9%	96.8%	-0.4%	-1.7%	1.1%	-3.4%	
Pleasant View	1,142	7/7/1998	$ 1,139	93.3%	93.7%	-1.5%	-0.8%	8.9%	-7.4%	
Pleasure Bay	270	7/7/1998	$ 1,047	93.6%	93.3%	-2.8%	-2.6%	-1.4%	-3.6%	
Royal Gardens Apartments	550	5/28/1997	$ 1,221	95.6%	95.3%	-0.8%	0.2%	2.5%	-1.5%	
Wayne Village	275	7/7/1998	$ 1,387	96.4%	95.6%	0.5%	1.6%	0.0%	2.6%	
Windsor Realty	67	7/7/1998	$ 1,191	94.1%	95.7%	0.1%	-0.4%	-0.7%	-0.3%	
Total New Jersey Region	3,578		$ 1,238	94.4%	94.7%	-0.1%	0.1%	2.8%	-1.8%	10.4%
Philadelphia Region										
Beechwood Gardens	160	7/7/1998	$ 830	92.9%	96.3%	0.6%	-4.2%	3.7%	-12.0%	
Castle Club	158	3/15/2000	$ 953	94.8%	93.8%	0.7%	2.0%	0.9%	3.2%	
Chesterfield	247	9/23/1997	$ 911	96.1%	93.9%	-1.3%	0.3%	4.9%	-3.9%	
Curren Terrace	318	9/23/1997	$ 885	93.7%	93.0%	-2.3%	0.1%	0.0%	0.2%	
Glen Brook	174	7/28/1999	$ 825	91.2%	92.0%	0.1%	-2.7%	0.3%	-6.5%	
Glen Manor	174	9/23/1997	$ 802	95.3%	95.2%	0.4%	0.4%	-0.5%	1.3%	
Golf Club	399	3/15/2000	$ 1,074	93.8%	94.8%	1.9%	2.0%	1.2%	2.5%	
Hill Brook Place	274	7/28/1999	$ 856	95.2%	94.7%	-2.0%	-1.5%	4.4%	-7.6%	
Home Properties of Bryn Mawr	316	3/15/2000	$ 1,114	91.3%	93.8%	5.6%	0.5%	0.7%	0.3%	
Home Properties of Devon	631	3/15/2000	$ 1,098	92.7%	93.2%	-1.1%	-1.9%	2.5%	-4.8%	
Home Properties of Newark	432	7/16/1999	$ 875	94.2%	94.4%	0.0%	0.1%	-2.2%	2.1%	
New Orleans Park	442	7/28/1999	$ 864	94.4%	94.6%	0.5%	-1.5%	4.0%	-6.6%	
Racquet Club	466	7/7/1998	$ 1,030	95.6%	95.8%	-0.2%	-2.1%	4.1%	-6.6%	
Racquet Club South	103	5/27/1999	$ 894	94.8%	95.5%	-0.3%	-2.5%	8.2%	-12.1%	
Ridley Brook	244	7/28/1999	$ 917	94.9%	94.8%	1.3%	2.9%	2.4%	3.3%	
Sherry Lake	298	7/23/1998	$ 1,179	94.6%	95.5%	-0.5%	-1.4%	3.6%	-4.1%	
The Brooke at Peachtree Village	146	8/15/2005	$ 1,105	97.5%	96.8%	0.4%	0.9%	1.9%	0.2%	
The Landings	384	11/25/1996	$ 989	95.5%	96.1%	-0.2%	0.0%	4.9%	-3.1%	
Trexler Park	250	3/15/2000	$ 1,052	93.0%	94.2%	-0.3%	-5.9%	3.4%	-12.8%	
Trexler Park West	216	8/15/2008	$ 1,239	94.3%	n/a	n/a	n/a	n/a	n/a	
William Henry	363	3/15/2000	$ 1,117	92.7%	95.6%	-0.1%	-4.8%	-3.5%	-5.8%	
Total Philadelphia Region	6,195		$ 995	94.1%	94.6%	0.1%	-1.1%	2.0%	-3.5%	14.6%
Washington, D.C. Region										
Braddock Lee	255	3/16/1998	$ 1,275	97.3%	96.0%	1.2%	1.8%	0.7%	2.5%	
Cider Mill	864	9/27/2002	$ 1,104	94.7%	95.8%	1.3%	0.0%	5.4%	-4.2%	
Cinnamon Run	511	12/28/2005	$ 1,190	95.7%	96.8%	1.5%	0.2%	-0.6%	0.6%	
East Meadow	150	8/1/2000	$ 1,286	98.7%	96.3%	-1.6%	0.2%	-1.8%	1.5%	
Elmwood Terrace	504	6/30/2000	$ 920	92.4%	93.2%	1.2%	2.3%	-0.4%	4.9%	
Falkland Chase	450	9/10/2003	$ 1,355	93.3%	93.8%	0.2%	-0.8%	4.2%	-3.3%	
Mount Vernon Square	1,387	12/27/2006	$ 1,195	94.8%	95.7%	2.7%	0.8%	-0.8%	1.6%	
Orleans Village	851	11/16/2000	$ 1,324	95.2%	96.1%	2.0%	0.7%	5.4%	-2.3%	
Park Shirlington	294	3/16/1998	$ 1,294	96.2%	96.7%	3.1%	2.9%	-1.0%	5.8%	
Peppertree Farm	879	12/28/2005	$ 1,174	92.7%	93.4%	2.7%	1.2%	1.3%	1.2%	
Seminary Hill	296	7/1/1999	$ 1,249	97.1%	96.5%	2.1%	1.3%	1.2%	1.3%	
Seminary Towers	541	7/1/1999	$ 1,298	94.6%	95.0%	1.6%	0.6%	1.8%	-0.4%	
Tamarron Apartments	132	7/16/1999	$ 1,453	96.4%	94.9%	0.4%	2.4%	0.6%	3.3%	
The Apts at Wellington Trace	240	3/2/2004	$ 1,267	97.0%	90.8%	-0.7%	8.0%	1.4%	11.8%	
The Manor - MD	435	8/31/2001	$ 1,210	95.4%	91.9%	3.2%	5.8%	5.4%	6.0%	
The Manor - VA	198	2/19/1999	$ 1,032	96.3%	95.7%	-0.6%	1.0%	2.8%	-0.4%	
The Sycamores	185	12/16/2002	$ 1,346	97.4%	96.1%	-0.6%	1.4%	3.5%	0.2%	
Virginia Village	344	5/31/2001	$ 1,260	98.0%	97.4%	2.5%	2.6%	-0.2%	4.7%	
West Springfield	244	11/18/2002	$ 1,421	96.5%	97.3%	-0.3%	-0.9%	6.9%	-4.5%	
Westchester West	345	12/30/2008	$ 1,284	92.5%	n/a	n/a	n/a	n/a	n/a	
Woodleaf Apartments	228	3/19/2004	$ 1,177	93.7%	93.5%	2.8%	3.4%	2.7%	3.8%	
Total Washington, D.C. Region	9,333		$ 1,220	95.0%	95.2%	1.7%	1.3%	2.0%	0.9%	28.8%
TOTAL OWNED PORTFOLIO	36,389		$ 1,135	94.8%	n/a	n/a	n/a	n/a	n/a	100.0%
TOTAL CORE PORTFOLIO	35,360		$ 1,135	94.9%	95.0%	0.6%	0.4%	1.5%	-0.4%	

[1] Reflects net change in base rental rates before utility reimbursements and economic occupancy changes.

Physical Occupancy Comparison By Region - Core Properties

Sequential Comparison
Third Quarter 2009 vs. Second Quarter 2009

Region	% Units	3Q '09	2Q '09	Variance
Washington, D.C.	25.4%	95.3%	95.3%	0.0%
Baltimore	20.8%	94.0%	94.0%	0.0%
New Jersey, Long Island	19.7%	95.7%	95.4%	0.3%
Philadelphia	16.9%	93.8%	94.6%	-0.8%
Boston	6.7%	95.8%	95.6%	0.2%
Chicago	6.3%	96.7%	95.9%	0.8%
Florida	2.4%	93.8%	94.4%	-0.6%
Other	1.8%	97.8%	96.4%	1.4%
Total Core	100.0%	95.1%	95.1%	0.0%

Year over Year Comparison
Third Quarter 2009 vs. Third Quarter 2008

Region	% Units	3Q '09	3Q '08	Variance
Washington, D.C.	25.4%	95.3%	94.9%	0.4%
Baltimore	20.8%	94.0%	93.5%	0.5%
New Jersey, Long Island	19.7%	95.7%	95.7%	0.0%
Philadelphia	16.9%	93.8%	94.7%	-0.9%
Boston	6.7%	95.8%	96.0%	-0.2%
Chicago	6.3%	96.7%	96.4%	0.3%
Florida	2.4%	93.8%	95.5%	-1.7%
Other	1.8%	97.8%	95.0%	2.8%
Total Core	100.0%	95.1%	95.0%	0.1%

September vs. Quarter Comparison

Region	% Units	Sep '09	3Q '09	Variance
Washington, D.C.	25.4%	95.3%	95.3%	0.0%
Baltimore	20.8%	94.3%	94.0%	0.3%
New Jersey, Long Island	19.7%	96.1%	95.7%	0.4%
Philadelphia	16.9%	93.8%	93.8%	0.0%
Boston	6.7%	96.0%	95.8%	0.2%
Chicago	6.3%	97.2%	96.7%	0.5%
Florida	2.4%	93.7%	93.8%	-0.1%
Other	1.8%	98.6%	97.8%	0.8%
Total Core	100.0%	95.3%	95.1%	0.2%

Net Operating Results - Core Properties

Sequential Results
Third Quarter 2009 vs. Second Quarter 2009

Region	% Units	Base Rental Revenues[1]	Total Revenues	Expenses	NOI
Washington, D.C.	25.4%	0.0%	0.8%	4.0%	-1.1%
Baltimore	20.8%	-0.6%	-0.4%	2.5%	-2.2%
New Jersey, Long Island	19.7%	0.0%	-0.1%	-1.4%	0.8%
Philadelphia	16.9%	-1.6%	-2.4%	-2.9%	-2.1%
Boston	6.7%	-0.8%	-0.3%	-10.4%	6.6%
Chicago	6.3%	-0.8%	-0.1%	10.0%	-8.5%
Florida	2.4%	-3.7%	-1.7%	5.7%	-9.3%
Other	1.8%	0.8%	0.7%	1.2%	0.4%
Total Core	100.0%	-0.5%	-0.3%	0.6%	-0.9%

Year Over Year Results
Third Quarter 2009 vs. Third Quarter 2008

Region	% Units	Base Rental Revenues[1]	Total Revenues	Expenses	NOI
Washington, D.C.	25.4%	1.1%	1.2%	0.2%	2.0%
Baltimore	20.8%	-0.1%	0.4%	1.3%	-0.2%
New Jersey, Long Island	19.7%	-0.4%	-0.2%	-0.7%	0.1%
Philadelphia	16.9%	-2.2%	-1.9%	-0.7%	-2.8%
Boston	6.7%	-0.9%	-0.4%	2.7%	-2.1%
Chicago	6.3%	-1.9%	-2.7%	0.6%	-5.9%
Florida	2.4%	-6.8%	-7.4%	3.2%	-17.6%
Other	1.8%	2.7%	2.2%	-7.1%	8.8%
Total Core	100.0%	-0.4%	-0.2%	0.2%	-0.5%

[1] Reflects net change in base rental revenues before utility reimbursements and economic occupancy changes.

Resident Statistics

Top Six Reasons for Moveouts - Owned Communities

	3Q '09	2Q '09	1Q '09	4Q '08	3Q '08	2Q '08	1Q '08	Year '08	Year '07	Year '06
Employment related	**14.0%**	16.4%	17.7%	15.6%	14.5%	15.2%	15.6%	15.2%	16.1%	15.6%
Eviction/skip	**12.5%**	12.2%	16.6%	15.1%	13.8%	13.0%	16.4%	14.6%	14.6%	14.2%
Home purchase	**12.4%**	12.2%	9.9%	11.7%	12.4%	12.6%	11.1%	12.0%	15.5%	18.5%
Transfer w/in HME	**11.8%**	12.4%	13.8%	14.2%	9.8%	8.2%	10.6%	10.7%	8.3%	8.2%
Location convenience/ apartment size	**11.6%**	10.0%	8.3%	9.0%	10.0%	11.0%	11.0%	10.3%	13.7%	12.4%
Domestic Situation	**10.7%**	10.4%	6.2%	6.4%	10.0%	10.0%	7.5%	8.5%	9.2%	8.9%

Traffic - Core

	Traffic 3Q '09 vs. 3Q '08	Traffic YTD '09 vs. YTD '08	Signed Leases 3Q '09 vs. 3Q '08	Signed Leases YTD '09 vs. YTD '08
Region				
Baltimore	-5%	-2%	1%	-1%
Boston	12%	2%	14%	-2%
Chicago	23%	2%	15%	0%
Florida	-13%	-28%	42%	0%
Long Island	6%	0%	-4%	-12%
Maine	-12%	-6%	-10%	-5%
New Jersey	2%	5%	-20%	-2%
Philadelphia	2%	1%	5%	-12%
Washington, D.C.	13%	2%	2%	-12%
Total Core	5%	0%	2%	-7%

Turnover - Core

	3Q '09	3Q '08	YTD '09	YTD '08
Baltimore	13.1%	13.2%	31.9%	34.3%
Boston	11.5%	11.6%	31.0%	31.3%
Chicago	15.0%	14.9%	36.6%	38.2%
Florida	12.3%	11.6%	37.3%	35.0%
Long Island	10.9%	9.9%	26.7%	27.4%
Maine	12.4%	14.4%	34.2%	36.9%
New Jersey	9.5%	11.7%	28.1%	28.7%
Philadelphia	13.2%	13.5%	34.2%	34.4%
Washington, D.C.	11.4%	11.6%	28.3%	30.3%
Total Core	12.1%	12.4%	30.9%	32.2%

Bad Debt as % of Rent and Utility Recovery - Core

3Q '09	3Q '08	YTD '09	YTD '08
1.41%	1.39%	1.26%	1.19%

Net Operating Income Detail - Core Properties
($ in thousands, except per unit data)

	3Q '09	3Q '08	Qtr Variance	% Variance	YTD '09	YTD '08	YTD Variance	% Variance
Rent	$ 112,592	$ 113,066	$ (474)	(0.4%)	$ 338,153	$ 336,687	$ 1,466	0.4%
Utility recovery	3,468	3,444	24	0.7%	14,395	14,637	(242)	(1.7%)
Rent including recoveries	116,060	116,510	(450)	(0.4%)	352,548	351,324	1,224	0.3%
Other income	5,559	5,392	167	3.1%	15,656	15,417	239	1.6%
Total income	121,619	121,902	(283)	(0.2%)	368,204	366,741	1,463	0.4%
Operating & maintenance	(49,612)	(49,529)	(83)	(0.2%)	(153,623)	(151,290)	(2,333)	(1.5%)
Net Core NOI	$ 72,007	$ 72,373	$ (366)	(0.5%)	$ 214,581	$ 215,451	$ (870)	(0.4%)
Physical Occupancy %	95.1%	95.0%	0.1%		94.9%	95.0%	(0.1%)	
Weighted Avg Rent per Unit	$ 1,132	$ 1,138	$ (6)	(0.5%)	$ 1,135	$ 1,128	$ 7	0.6%

Seasonality Factor for NAV Calculation

To annualize net operating income in order to calculate a net asset value, the seasonality factor to apply to the current quarter's effective NOI run rate is 25%. This will adjust for the typical seasonal variability in NOI for each quarter.

Operating Expense Detail - Core Properties
($ in thousands)

	3Q '09	3Q '08	Qtr Variance	% Variance	YTD '09	YTD '08	YTD Variance	% Variance
Electricity	$ 2,459	$ 2,487	$ 28	1.1%	$ 6,888	$ 6,453	$ (435)	(6.7%)
Gas	1,540	1,813	273	15.1%	13,427	13,488	61	0.5%
Water & sewer	3,777	3,548	(229)	(6.5%)	10,584	10,270	(314)	(3.1%)
Repairs & maintenance	8,449	8,823	374	4.2%	22,598	21,964	(634)	(2.9%)
Personnel expense	11,670	10,944	(726)	(6.6%)	35,535	33,488	(2,047)	(6.1%)
Advertising	1,093	1,147	54	4.7%	3,143	3,339	196	5.9%
Legal & professional	304	515	211	41.0%	1,116	1,234	118	9.6%
Office & telephone	1,578	1,524	(54)	(3.5%)	4,443	4,475	32	0.7%
Property insurance	2,237	2,886	649	22.5%	6,500	8,526	2,026	23.8%
Real estate taxes	12,048	11,362	(686)	(6.0%)	35,340	33,616	(1,724)	(5.1%)
Snow	1	1	-	0.0%	711	531	(180)	(33.9%)
Trash	879	821	(58)	(7.1%)	2,598	2,522	(76)	(3.0%)
Property management G & A	3,577	3,658	81	2.2%	10,740	11,384	644	5.7%
Total Core	$ 49,612	$ 49,529	$ (83)	(0.2%)	$ 153,623	$ 151,290	$ (2,333)	(1.5%)

Discontinued Operations
($ in thousands)

The operating results of discontinued operations are summarized as follows for the three and nine months ended September 30, 2009 and 2008:

	3Q '09	3Q '08	Year '09	Year '08
Revenues:				
Rental income	$ 10	$ 4,249	$ 741	$ 13,295
Property other income	8	422	50	1,316
Total revenues	18	4,671	791	14,611
Expenses:				
Operating and maintenance	(59)	2,007	461	6,848
Interest expense [1]	-	661	4,497	3,485
Depreciation and amortization	-	995	-	3,051
Total expenses	(59)	3,663	4,958	13,384
Income (loss) from discontinued operations	$ 77	$ 1,008	$ (4,167)	$ 1,227

[1] Includes prepayment penalties of $4,927 and $1,384 for the nine months ended 2009 and 2008, respectively.

Summary Of Recent Acquisitions
($ in millions, except per unit data)

Community	Market	State	Purchase Date	# of Units	CAP Rate [1]	Purchase Price	Wgtd. Avg. Price Per Unit
2009 Acquisitions							
Community	Market	State	Purchase Date	# of Units	CAP Rate [1]	Purchase Price	Wgtd. Avg. Price Per Unit
2008 Acquisitions							
Saddle Brooke	Baltimore	MD	10/29/2008	468	6.7%	$ 51.5	$ 109,955
Westchester West	NoVA/DC	MD	12/30/2008	345	6.9%	49.0	141,939
			Total 2008	**813**	**6.8%**	**$ 100.4**	**$ 123,528**
		Total 2009 and 2008 Acquisitions		**813**	**6.8%**	**$ 100.4**	**$ 123,528**

(1) CAP rate based on projected NOI at the time of acquisition after an allowance for a 3% management fee but before capital expenditures.

Summary Of Recent Sales
($ in millions, except per unit data)

Community	Market	State	Sale Date	# of Units	CAP Rate [1]	Sales Price	Wtd. Avg. Price Per Unit
2009 Sales							
Regency Club	New Jersey	NJ	1/30/2009	372	7.3%	$ 39.9	$ 107,277
Lakeshore Villas	Hudson Valley	NY	1/30/2009	152	8.4%	11.5	75,631
Sunset Gardens	Hudson Valley	NY	1/30/2009	217	8.0%	16.4	75,631
			Subtotal through 9/30/2009	**741**	**7.6%**	**$ 67.8**	**$ 91,518**
<u>Sold after the third quarter close</u>							
Home Properties of Newark	Philadelphia	PA	10/1/2009	432	8.4%	30.0	69,444
			Total 2009	**1,173**	**7.9%**	**$ 97.8**	**$ 83,389**

Community	Market	State	Sale Date	# of Units	CAP Rate [1]	Sales Price	Wtd. Avg. Price Per Unit
2008 Sales							
Carriage Hill Apartments	Hudson Valley	NY	1/31/2008	140	6.7%	$ 15.1	$ 107,750
Long Island: 5 Properties [2]	Long Island	NY	2/1/2008	363	6.1%	42.0	115,749
Mill Company Gardens	Portland	ME	2/21/2008	95	6.3%	7.4	77,747
Village Square	Philadelphia	PA	10/15/2008	128	6.5%	13.1	102,289
Valley View	Philadelphia	PA	12/22/2008	177	8.8%	10.5	59,073
Westchester Portfolio: 6 Properties [3]	Hudson Valley	NY	12/30/2008	324	7.3%	36.4	112,404
			Total 2008	**1,227**	**6.8%**	**$ 124.5**	**$ 101,431**
			Total 2009 and 2008 Sales	**2,400**	**7.3%**	**$ 222.3**	**$ 92,613**

(1) CAP rate based on projected NOI at the time of sale after an allowance for a 3% management fee but before capital expenditures.
(2) Consists of East Winds Apartments, Coventry Village, Maple Tree, Terry Apartments and Rider Terrace.
(3) Consists of Bari Manor, Hudson View Estates, Sherwood Townhomes, Sparta Green, Sherwood House and Patricia Apartments.

Breakdown Of Owned Units By Market

Market	State	Net Acquired/ Developed in 2008	As of 12/31/2008	12/31/2008 % of Units	Net Acquired/ Developed in 2009	As of 9/30/2009	Current % of Units
Suburban Washington, D.C.		345	9,333	25.14%	0	9,333	25.65%
Baltimore	MD	468	7,814	21.04%	0	7,814	21.47%
Suburban New York City	NY/NJ	-827	7,708	20.76%	-741	6,967	19.15%
Philadelphia	PA	-257	6,195	16.68%	0	6,195	17.02%
Boston	MA	0	2,382	6.42%	0	2,382	6.55%
Chicago	IL	0	2,242	6.04%	0	2,242	6.16%
Florida	FL	0	836	2.25%	0	836	2.30%
Portland	ME	-95	620	1.67%	0	620	1.70%
Total		**-366**	**37,130**	**100.0%**	**-741**	**36,389**	**100.0%**

Debt Summary Schedule

PROPERTY		LENDER	INTEREST RATE	09/30/09 BALANCE	MATURITY DATE	YEARS TO MATURITY
FIXED RATE SECURED						
Blackhawk		M&T Realty - Freddie Mac	5.060	12,539,446	12/01/09	0.17
Braddock Lee		Prudential - Fannie Mae	4.575	20,141,583	01/01/10	0.25
Elmwood Terrace		Centerline - Fannie Mae	5.300	19,941,549	01/01/10	0.25
Lakeview		Prudential - Fannie Mae	4.575	8,195,414	01/01/10	0.25
Pleasure Bay		Prudential - Fannie Mae	4.575	14,247,539	01/01/10	0.25
Windsor Realty		Prudential - Fannie Mae	4.575	4,411,572	01/01/10	0.25
Multi-Property		M&T Realty - Freddie Mac	7.575	45,400,000	05/01/10	0.58
East Meadow Apartments - 2nd		M&T Realty - Freddie Mac	5.550	5,954,446	05/01/10	0.58
Selford Townhomes - 2nd		M&T Realty - Freddie Mac	5.550	4,552,414	05/01/10	0.58
Seminary Hill - 2nd		M&T Realty - Freddie Mac	5.550	10,276,970	05/01/10	0.58
South Bay/Woodmont - 2nd		M&T Realty - Freddie Mac	5.550	5,648,584	05/01/10	0.58
Tamarron Apartments - 2nd		M&T Realty - Freddie Mac	5.550	7,611,036	05/01/10	0.58
The Manor (VA) - 2nd		M&T Realty - Freddie Mac	5.550	6,659,903	05/01/10	0.58
Cider Mill - 1st	(1)	Deutsche Bank - Freddie Mac	4.720	38,724,144	10/01/10	1.00
Cider Mill - 2nd		Deutsche Bank - Freddie Mac	5.180	17,258,949	10/01/10	1.00
Cider Mill - 3rd		Deutsche Bank - Freddie Mac	4.810	8,767,514	10/01/10	1.00
Home Properties of Devon		Prudential - Fannie Mae	7.500	28,892,000	10/01/10	1.00
The Heights at Marlborough - 1st	(1)	Deutsche Bank - Freddie Mac	5.420	21,387,386	10/01/10	1.00
The Heights at Marlborough - 2nd		Deutsche Bank - Freddie Mac	4.890	5,225,940	10/01/10	1.00
Trexler Park		Prudential - Fannie Mae	7.500	10,140,000	10/01/10	1.00
William Henry		NorthMarq - Freddie Mac	5.310	21,355,032	12/01/10	1.17
Multi-Property		Prudential - Fannie Mae	7.250	32,978,000	01/01/11	1.25
Multi-Property		Prudential - Fannie Mae	6.360	8,141,000	01/01/11	1.25
Multi-Property		Prudential - Fannie Mae	6.160	58,881,000	01/01/11	1.25
Orleans Village - 1st		Prudential - Fannie Mae	6.815	43,745,000	01/01/11	1.25
Orleans Village - 2nd		Prudential - Fannie Mae	5.360	22,248,000	01/01/11	1.25
Sherry Lake		Capmark - Freddie Mac	5.180	18,407,342	01/01/11	1.25
Bayview Apartments		M&T Realty - Freddie Mac	4.950	10,936,427	03/01/11	1.42
New Orleans/Arbor Crossing		Prudential - Fannie Mae	4.860	18,237,168	03/01/11	1.42
Racquet Club East - 1st		Prudential - Fannie Mae	6.875	20,274,906	04/01/11	1.50
Racquet Club East - 2nd		Prudential - Fannie Mae	5.490	9,946,557	04/01/11	1.50
Timbercroft Townhomes 1 - 1st		Capmark - HUD	8.500	201,825	05/01/11	1.58
The Meadows at Marlborough	(1)	Prudential - Fannie Mae	5.500	20,005,574	08/01/11	1.84
Lake Grove - 1st		Prudential - Fannie Mae	6.540	24,678,856	12/01/11	2.17
Lake Grove - 2nd		Prudential - Fannie Mae	5.510	10,666,988	12/01/11	2.17
Mount Vernon Square	(1)	KeyBank RE Cap-Fannie Mae	5.490	86,040,695	01/01/12	2.25
Multi-Property Notes Pay		Seller Financing	4.000	249,499	02/01/12	2.34
Timbercroft III - 1st		Capmark - HUD	8.000	359,450	02/01/12	2.34
Castle Club Apartments		NorthMarq - Freddie Mac	7.080	6,346,321	05/01/12	2.59
Gateway Village		Prudential - Fannie Mae	6.885	6,542,956	05/01/12	2.59
The New Colonies		Prudential - Fannie Mae	7.110	18,884,992	06/01/12	2.67
Woodholme Manor		Prudential - Fannie Mae	7.165	3,529,776	07/01/12	2.75
Liberty Place	(1)	CW Capital - Fannie Mae	5.710	6,082,424	11/01/12	3.09
Hackensack Gardens - 1st		Wash Mutual - Fannie Mae	5.260	4,499,086	03/01/13	3.42
Hackensack Gardens - 2nd		Wash Mutual - Fannie Mae	5.440	4,364,541	03/01/13	3.42
Barrington Gardens		Wachovia - Freddie Mac	4.960	11,226,003	04/01/13	3.50
Topfield Apartments		M&T Realty-Fannie Mae	5.300	6,042,843	04/01/13	3.50
Canterbury Apartments - 1st		M&T Realty-Fannie Mae	5.020	27,509,160	05/01/13	3.59
Canterbury Apartments - 2nd		M&T Realty-Fannie Mae	6.460	16,887,639	05/01/13	3.59
Multi-Property		Prudential - Fannie Mae	6.475	100,000,000	08/31/13	3.92
Heritage Woods Apts	(1)	MMA Realty - Fannie Mae	5.290	4,873,300	09/01/13	3.92
Saddle Brook Apts. - 1st	(1)	Wells Fargo - Fannie Mae	5.840	27,272,295	11/01/13	4.09
Saddle Brook Apts. - 2nd	(1)	Wells Fargo - Fannie Mae	6.290	3,242,085	11/01/13	4.09
Falkland Chase		Centerline - Fannie Mae	5.480	12,413,747	04/01/14	4.50
The Apts. At Wellington Trace		M&T Realty - Freddie Mac	5.520	24,489,697	04/01/14	4.50
Hawthorne Court		Centerline - Fannie Mae	5.270	35,424,601	07/01/14	4.75
Curren Terrace - 1st		M&T Realty - Freddie Mac	5.360	13,817,458	10/01/14	5.01
Curren Terrace - 2nd		M&T Realty - Freddie Mac	5.090	9,997,739	10/01/14	5.01
Westchester West - 1st	(1)	Deutsche Bank - Freddie	6.150	27,007,573	03/01/15	5.42
Westchester West - 2nd	(1)	Deutsche Bank - Freddie	6.640	7,522,583	03/01/15	5.42
Stratford Greens		Capital One Bank	5.750	31,717,462	07/01/15	5.75
Sayville Commons		M&T Realty - Freddie Mac	5.000	40,758,720	08/01/15	5.84
Cypress Place Apartments		Prudential - Fannie Mae	6.555	10,354,204	11/01/15	6.09
Golf Club Apartments		Prudential - Fannie Mae	6.380	33,405,369	11/01/15	6.09
Northwood Apartments		M&T Realty - Freddie Mac	5.500	10,675,000	12/01/15	6.17
Cinnamon Run - 1st		M&T Realty - Freddie Mac	5.250	51,048,999	01/01/16	6.26
Cinnamon Run - 2nd		M&T Realty - Freddie Mac	5.550	5,286,839	01/01/16	6.26
Peppertree Farm - 1st		M&T Realty - Freddie Mac	5.250	78,574,463	01/01/16	6.26
Peppertree Farm - 2nd		M&T Realty - Freddie Mac	5.550	1,922,483	01/01/16	6.26
The Hamptons/Vinings at Hamptons		Prudential - Fannie Mae	5.565	51,992,945	02/01/16	6.34
Devonshire - 1st		Wachovia - Fannie Mae	5.600	38,033,904	04/01/16	6.51
Devonshire - 2nd		Wachovia - Fannie Mae	6.235	8,464,361	04/01/16	6.51
Mid-Island		Prudential - Fannie Mae	5.480	19,802,606	04/01/16	6.51
Owings Run 1 & 2		Prudential - Fannie Mae	5.590	42,847,022	04/01/16	6.51
Country Village		Centerline - Fannie Mae	5.520	19,086,928	06/01/16	6.67
Fox Hall Apartments		Columbia Nat'l - Freddie Mac	5.610	47,000,000	06/01/17	7.67

Debt Summary Schedule

PROPERTY		LENDER	INTEREST RATE	09/30/09 BALANCE	MATURITY DATE	YEARS TO MATURITY
Mill Towne Village		Prudential - Fannie Mae	5.990	24,239,000	09/01/17	7.93
Royal Gardens Apts.		M&T Realty - Freddie Mac	5.830	47,000,000	11/01/17	8.09
Village Square 1, 2 & 3		Prudential - Fannie Mae	5.810	39,285,000	12/01/17	8.18
Chatham Hill		M&T Realty - Freddie Mac	5.590	45,000,000	01/01/18	8.26
Seminary Towers Apartments		Prudential - Fannie Mae	5.485	53,515,000	07/01/18	8.76
Bonnie Ridge - 1st		Prudential Life	6.600	12,461,088	12/15/18	9.21
Bonnie Ridge - 2nd		Prudential Life	6.160	18,210,689	12/15/18	9.21
Bonnie Ridge - 3rd		Prudential Life	6.070	25,321,237	12/15/18	9.21
Westwood Village		M&T Realty - Freddie Mac	5.680	47,581,975	01/01/19	9.26
Ridgeview at Wakefield Valley		M&T Realty - Freddie Mac	5.750	18,620,484	01/01/19	9.26
The Sycamores		M&T Realty - Freddie Mac	5.710	21,712,589	01/01/19	9.26
Timbercroft III - 2nd		M & T Realty - HUD	8.375	2,408,534	06/01/19	9.67
Timbercroft Townhomes 1 - 2nd		M & T Realty - HUD	8.375	1,635,212	06/01/19	9.67
The Brooke at Peachtree		Wells Fargo - Fannie Mae	5.470	12,572,198	07/01/19	9.76
Glen Manor		Prudential - Fannie Mae	5.830	8,048,021	08/01/19	9.84
Ridley Brook		Prudential - Fannie Mae	5.830	13,360,415	08/01/19	9.84
Southern Meadows		Red Mortgage - Fannie Mae	5.360	41,475,000	10/01/19	10.01
Dunfield Townhomes		Centerline Capital - HUD	5.250	12,410,900	09/01/28	18.93
Highland House	(1)	Arbor Comml - Fannie Mae	6.320	6,133,342	01/01/29	19.27
Westwoods	(1)	Capstone Realty - HUD	5.940	3,610,774	06/01/34	24.68
Briggs-Wedgewood	(2)	Berkshire Mtg - HUD	6.000	16,068,343	11/01/34	25.10
WTD AVG - FIXED SECURED			**5.781**	2,042,947,634		**5.00**
VARIABLE RATE SECURED						
Falkland Chase BMA Index + 1.10		Mont Cty HOC-Fannie Mae	1.374	24,695,000	10/01/30	21.02
Adjusts Weekly						
Hill Brook Apts - 30L+2.85+0.44		M&T Realty - Freddie Mac	3.570	13,181,000	09/01/16	6.93
Adjusts Monthly						
Wayne Village - 30L+3.00+0.387		M&T Realty - Freddie Mac	3.666	26,810,000	09/01/16	6.93
Adjusts Monthly						
Virginia Village - Freddie 30d Ref + 1.99		Wachovia - Freddie Mac	2.115	30,889,903	07/01/15	5.75
Adjusts Monthly						
WTD AVG - VARIABLE SECURED			**2.559**	95,575,903		**10.19**
WTD AVG - TOTAL SECURED DEBT			**5.637**	2,138,523,537		**5.24**
FIXED RATE UNSECURED						
Exchangeable Senior Notes			5.750	135,632,420	11/01/26	17.10
VARIABLE RATE UNSECURED - LINE OF CREDIT						
Unsecured Line of Credit		M and T Bank et. al.	4.750	71,500,000	08/31/12	2.92
Adjusts Daily 30 LIBOR (Floor 1.50) + 3.25						
TOTAL COMBINED DEBT			**5.616**	$ 2,345,655,957		**5.85**
% OF PORTFOLIO - FIXED				92.9%		

WTG AVG - TOTAL SECURED DEBT	**5.637**	**5.24**
WTD AVG - TOTAL PORTFOLIO	**5.616**	**5.85**

(1) General ledger balance and rate have been adjusted pursuant to FAS #141 to reflect fair market value of debt.
(2) Affordable general partner minority interest property consolidated pursuant to FIN 46R.

FIXED RATE - MATURING DEBT SCHEDULE			
YEAR	WTD AVG RATE	MATURING DEBT	% OF TOTAL
2009	5.06	12,539,446	0.6%
2010	5.75	304,791,973	14.9%
2011	6.13	299,348,645	14.7%
2012	5.94	128,036,112	6.3%
2013	6.00	205,916,954	10.1%
2014	5.36	96,143,243	4.7%
2015	5.83	161,440,911	7.9%
2016	5.45	317,060,549	15.5%
2017	5.78	157,524,000	7.7%
2018	5.78	154,508,014	7.6%
2019 - 2042	5.70	205,637,787	10.1%
TOTAL	5.78	$ 2,042,947,634	100.00%

Debt Summary Schedule

Unencumbered Properties

Property	# Units	Market	State
Morningside Heights	1,050	Baltimore	MD
The Coves at Chesapeake	469	Baltimore	MD
Gardencrest	696	Boston	MA
Stone Ends Apartments	280	Boston	MA
The Townhomes of Beverly	204	Boston	MA
The Village at Marshfield	276	Boston	MA
Courtyards Village	224	Chicago	IL
The Colony	783	Chicago	IL
Cambridge Village	82	Long Island	NY
Heritage Square	80	Long Island	NY
Holiday Square	144	Long Island	NY
Yorkshire Village	40	Long Island	NY
Liberty Commons	120	Portland	ME
East Hill Gardens	33	Northern NJ	NJ
Jacob Ford Village	270	Northern NJ	NJ
Beechwood Gardens	160	Philadelphia	PA
Glen Brook	177	Philadelphia	PA
Racquet Club South	103	Philadelphia	PA
The Landings	384	Philadelphia	PA
Trexler Park West	216	Philadelphia	PA
Woodleaf Apartments	228	Suburban Washington, D.C.	DC

Total Number of Units:	**6,019**
Total Number of Properties:	**21**

Recurring Capital Expenditure Summary

Effective January 1, 2009, the Company updated its estimate of the amount of recurring, non-revenue enhancing capital expenditures incurred on an annual basis for a standard garden style apartment. The Company now estimates that the annual amount is $800 per apartment unit compared to $780 per apartment unit in the prior year. This new amount better reflects current actual costs since the last update.

The Company has a policy to capitalize costs related to the acquisition, development, rehabilitation, construction and improvement of properties. Capital improvements are costs that increase the value and extend the useful life of an asset. Ordinary repair and maintenance costs that do not extend the useful life of the asset are expensed as incurred. Costs incurred on a lease turnover due to normal wear and tear by the resident are expensed on the turn. Recurring capital improvements typically include: appliances, carpeting and flooring, HVAC equipment, kitchen/bath cabinets, new roofs, site improvements and various exterior building improvements. Non-recurring, revenue generating upgrades include, among other items: community centers, new windows, and kitchen/bath apartment upgrades. Revenue generating capital improvements will directly result in increased rental earnings or expense savings. The Company capitalizes interest and certain internal personnel costs related to the communities under rehabilitation and construction.

The table below is a list of the items that management considers recurring, non-revenue enhancing capital and maintenance expenditures for a standard garden style apartment. Included are the per unit replacement cost and the useful life that Management estimates the Company incurs on an annual basis.

Category	Capitalized Cost Per Unit	Useful Life[1]	Capitalized Expenditure Per Unit Per Year[2]	Maintenance Expense Cost Per Unit Per Year[3]	Total Cost Per Unit Per Year
Appliances	$ 1,436	9	$ 160	$ 13	$ 173
Blinds/shades	135	3	45	7	52
Carpets/cleaning	770	4	193	180	373
Computers, equipment, misc.[4]	120	6	20	18	38
Contract repairs	-	-	-	147	147
Exterior painting [5]	84	3	28	-	28
Flooring	250	9	28	-	28
Furnace/air (HVAC)	824	24	34	105	139
Hot water heater	260	7	37	-	37
Interior painting	-		-	205	205
Kitchen/bath cabinets upgrades	1,200	15	80	-	80
Landscaping site	-	-	-	131	131
New roof	800	24	33	-	33
Parking lot site	540	15	36	-	36
Pool/exercise facility	119	15	8	54	62
Windows major	1,505	20	75	-	75
Miscellaneous [6]	385	17	23	-	23
Total	$ 8,428		$ 800	$ 860	$ 1,660

[1] Estimated weighted average actual physical useful life of the expenditure capitalized.

[2] This amount is not necessarily incurred each and every year. Some years will be higher, or lower depending on the timing of certain longer life expenditures.

[3] These expenses are included in the Operating and Maintenance line item of the Consolidated Statement of Operations. Maintenance labor costs are not included in the $860 per unit estimate. All personnel costs for site supervision, leasing agents, and maintenance staff are combined and disclosed in the Company's same-store expense detail schedule.

[4] Includes computers, office equipment/furniture, and maintenance vehicles.

[5] The level of exterior painting may be lower than other similarly titled presentations as the Company's portfolio has a significant amount of brick exteriors. In addition, the other exposed surfaces are most often covered in aluminum or vinyl.

[6] Includes items such as: balconies, siding, and concrete/sidewalks.

In reviewing the breakdown of costs above, one must consider the Company's unique strategy in operating apartments which has been to improve every property every year regardless of age. Another part of its strategy is to purchase older properties and rehab and reposition them to enhance internal rates of return. This strategy results in higher costs of capital expenditures and maintenance costs which is more than justified by higher revenue growth, higher net operating income growth and a higher rate of property appreciation.

Capital Expenditure Summary

The Company estimates that on an annual basis $800 and $780 per unit is spent on recurring capital expenditures in 2009 and 2008, respectively. During the three months ended September 30, 2009 and 2008, approximately $200 and $195 per unit, respectively, was estimated to be spent on recurring capital expenditures. For the nine months ended September 30, 2009 and 2008, approximately $600 and $585 per unit, respectively, was estimated to be spent on recurring capital expenditures. The table below summarizes the actual total capital improvements incurred by major categories and an estimate of the breakdown of total capital improvements by major categories between recurring and non-recurring, revenue generating capital improvements for the three and nine months ended September 30, 2009 as follows:

For the three months ended September 30, 2009

($ in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[a]	Non-Recurring Cap Ex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
New buildings	$ -	$ -	$ 34	$ 1	$ 34	$ 1
Major building improvements	1,139	32	2,152	59	3,291	91
Roof replacements	298	8	358	10	656	18
Site improvements	398	11	1,682	47	2,080	58
Apartment upgrades	1,379	38	4,352	120	5,731	158
Appliances	1,204	33	-	-	1,204	33
Carpeting/flooring	1,999	55	939	26	2,938	81
HVAC/mechanicals	642	18	1,619	45	2,261	63
Miscellaneous	175	5	-	-	175	5
Totals	$ 7,234	$ 200	$ 11,136	$ 308	$ 18,370	$ 508

[a] Calculated using the weighted average number of units owned, including 35,360 core units, and 2008 acquisition units of 813 for the three months ended September 30, 2009.

For the nine months ended September 30, 2009

(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[b]	Non-Recurring Cap Ex	Per Unit[b]	Total Capital Improvements	Per Unit[b]
New Buildings	$ -	$ -	$ 630	$ 17	$ 630	$ 17
Major building improvements	3,418	94	6,193	172	9,611	266
Roof replacements	895	25	1,198	33	2,093	58
Site improvements	1,194	33	2,577	71	3,771	104
Apartment upgrades	4,367	121	13,149	363	17,516	484
Appliances	3,371	93	34	1	3,405	94
Carpeting/Flooring	5,996	166	2,047	56	8,043	222
HVAC/Mechanicals	1,926	53	4,301	119	6,227	172
Miscellaneous	537	15	908	25	1,445	40
Totals	$ 21,704	$ 600	$ 31,037	$ 857	$ 52,741	$ 1,457

[b] Calculated using the weighted average number of units owned, including 35,360 core units, and 2008 acquisition units of 813 for the nine months ended September 30, 2009.

Capital Expenditure Summary

The schedule below summarizes the breakdown of total capital improvements between core and non-core as follows:

For the three months ended September 30, 2009
($ in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[c]	Non-Recurring Cap Ex	Per Unit[c]	Total Capital Improvements	Per Unit[c]
Core Communities	$ 7,072	$ 200	$ 10,128	$ 286	$ 17,200	$ 486
2008 Acquisition Communities	162	200	1,008	1,240	1,170	1,440
Sub-total	7,234	200	11,136	308	18,370	508
2009 Disposed Communities	-	-	-	-	-	-
2008 Disposed Communities	-	-	-	-	-	-
Corporate office expenditures[1]	-	-	-	-	464	-
	$ 7,234	$ 200	$ 11,136	$ 308	$ 18,834	$ 508

[c] Calculated using the weighted average number of units owned, including 35,360 core units, and 2008 acquisition units of 813 for the three months ended September 30, 2009.

For the nine months ended September 30, 2009
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[d]	Non-Recurring Cap Ex	Per Unit[d]	Total Capital Improvements	Per Unit[d]
Core Communities	$ 21,216	$ 600	$ 29,087	$ 823	$ 50,303	$ 1,423
2008 Acquisition Communities	488	600	1,950	2,399	2,438	2,999
Sub-total	21,704	600	31,037	857	52,741	1,457
2009 Disposed Communities	49	600	126	1,549	175	2,149
2008 Disposed Communities	-	-	-	-	-	-
Corporate office expenditures[1]	-	-	-	-	1,226	-
	$ 21,753	$ 600	$ 31,163	$ 860	$ 54,142	$ 1,460

[1] No distinction is made between recurring and non-recurring expenditures for corporate office. Corporate office expenditures includes principally computer hardware, software and office furniture, fixtures and leasehold improvements.

[d] Calculated using the weighted average number of units owned, including 35,360 core units, 2008 acquisition units of 813 and 2009 disposed units of 81 for the nine months ended September 30, 2009.

Adjusted Net Operating Income - Core Properties
($ in thousands)

	Quarter 9/30/2009	Quarter 9/30/2008	Change
Net Operating Income	$ 72,007	$ 72,373	-0.5%
Less: Non Recurring Cap Ex @ 6%	(608)	-	-
Adjusted Net Operating Income	$ 71,399	$ 72,373	-1.3%

Some of our Core Property NOI reflects incremental investments in the communities above and beyond normal capital replacements. After charging ourselves a 6% cost of debt capital on these additional expenditures, what we refer to as the adjusted NOI for the quarter is recalculated and presented above.

Development Communities as of September 30, 2009
($ in thousands)

	Property Type	# of Units at Completion	Estimated Costs	Estimated Costs Per Unit	Costs Incurred	Construction Start	Initial Occupancy	Construction Completion	% Physical Occupancy
Under construction:									
1200 East West Highway Silver Spring, MD	High Rise	247	$ 80,000	$ 323.9	$ 64,043	2Q 07	1Q 10	1Q 10	n/a
Courts at Huntington Station Alexandria, VA	Podium	421	129,900	308.6	69,244	1Q 08	1Q 10	2Q 11	n/a
Total		668	$ 209,900	$ 314.2					
Pre-construction:									
Falkland North Silver Spring, MD	High Rise	tbd	tbd	tbd	1,799	tbd	tbd	tbd	n/a
Ripley Street * Silver Spring, MD	High Rise	300	tbd	tbd	18,081	tbd	tbd	tbd	n/a
Total					$ 153,167				

* Preliminary estimates. A site plan for construction of up to 314 apartment units has been filed. More detail will be provided in subsequent quarters.

Home Properties Cash Flow Projection *

	12/31/08	2009	2010	2011
Beginning cash on hand (line of credit balance)		$ (71,000)	$ (59,000)	$ (46,000)
FFO (2009 at midpoint, 2010 no increase, 2011 +5%)		145,000	145,000	152,050
Non-cash expense add-back to arrive at FFO cash flow		11,000	11,000	11,000
Normal capital replacements		(29,000)	(29,000)	(29,000)
Dividends (kept constant at current $2.68 run rate)		(121,000)	(121,000)	(121,000)
Cash flow after normal cap ex and dividends		6,000	6,000	13,050
Stock buy back		-	-	-
Stock issuance		-	-	-
Upgrading & repositioning cap ex		(50,000)	(50,000)	(65,000)
Acquisitions		-	(100,000)	(100,000)
Secured financing assumed or placed new		-	70,000	70,000
Net cash flow used for acquisitions		-	(30,000)	(30,000)
Disposition gross proceeds - named		110,000	-	-
Disposition debt		(42,000)	-	-
Disposition gross proceeds - unnamed		-	50,000	50,000
Disposition debt - unnamed		-	(25,000)	(25,000)
Net cash flow provided from dispositions		68,000	25,000	25,000
Development needs for projects in pipeline		(63,000)	(59,000)	(11,000)
Debt Activity				
Required mortgage principle amortization		(25,000)	(25,000)	(25,000)
Maturing secured debt - per Feb 2009 published average debt schedule		(19,000)	(333,000)	(301,000)
Refinance certain 2010 and 2011 maturities in 2009		(225,000)	206,000	19,000
Net 2009 maturities as adjusted		(244,000)		
Refinance certain 2011 maturities in 2010			(184,000)	184,000
Net 2010 maturities as adjusted			(311,000)	
Net 2011 maturities as adjusted				(98,000)
Maturing convertible senior notes		-	-	(140,000)
Net cash flow used for debt reductions		(269,000)	(336,000)	(263,000)
Gross proceeds from refinancing net 2009 maturities as adjusted		239,000		
Gross proceeds from refinancing net 2010 maturities as adjusted			457,000	
Gross proceeds from refinancing net 2011 maturities as adjusted				121,000
Secured debt on properties from unencumbered pool		81,000	-	145,000
Net cash flow provided from debt increases		320,000	457,000	266,000
Net cash flow		12,000	13,000	(64,950)
Ending cash on hand (line of credit balance)	$ (71,000)	$ (59,000)	$ (46,000)	$(110,950)

Debt statistics and ratios at period end

	12/31/08	2009	2010	2011
Debt to total market cap (based on bank covenants, not equity trading value)	57.5%	58.3%	60.4%	61.8%
Unencumbered pool as % of total property	19.6%	19.8%	21.1%	16.9%

*Assumptions and projections detailed in this presentation are for discussion purposes only. Data does not constitute guidance. Certain assumptions have been made to "stress" the balance sheet

2009 Earnings Guidance

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Restatement of 2008					
Restatement of 2008 FFO for APB 14-1					
FFO per share - **2008** actual reported per NAREIT definition	$0.7920	$0.8993	$0.8555	$1.0177	$3.5652
Increased interest expense	($0.0137)	($0.0142)	($0.0143)	($0.0118)	($0.0541)
Reduced gain on early extinguishment of debt	$0.0000	$0.0000	$0.0000	($0.0570)	($0.0567)
FFO per share - **2008** actual per NAREIT definition as restated	$0.7783	$0.8851	$0.8412	$0.9489	$3.4544
Restatement of 2008 "Operating FFO" for APB 14-1					
Operating FFO per share - **2008** actual reported	$0.7920	$0.8993	$0.8555	$1.1060	$3.6530
Increased interest expense from APB 14-1	($0.0137)	($0.0142)	($0.0143)	($0.0118)	($0.0541)
Reduced gain on early extinguishment of debt - APB 14-1	$0.0000	$0.0000	$0.0000	($0.0570)	($0.0567)
Operating FFO per share - **2008** actual as restated	$0.7783	$0.8851	$0.8412	$1.0372	$3.5422

"Operating FFO" is defined as FFO as computed under the strict interpretation of the NAREIT definition and adding back impairment and other non-recurring charges. In the fourth quarter of 2008, the Company recorded a non-cash charge of $4 million for impairment on an affordable property in Columbus, Ohio where Home Properties is the general partner owning a 0.01% interest. This $4 million non-cash charge reduced FFO by $0.088 per share in 2008. The Company expects 2009 FFO and Operating FFO to be the same.

Both FFO and Operating FFO have been restated to reflect the mandatory adoption of FASB Staff Position APB 14-1, which requires companies to expense on a current and retroactive basis certain implied costs of the option value inherent in convertible debt beginning January 1, 2009. Adoption of APB 14-1 will result in the recognition of non-cash charges which will have no material impact on the company's debt coverage ratios or debt covenants.

Specifically, additional interest expense of approximately 5.5 cents will be recorded in the 2008 restatement. In addition, the $13.9 million gain on early extinguishment of debt recorded in the fourth quarter of 2008 will be restated to an $11.3 million gain. The economics of the gain transaction have not changed, only the accounting treatment.

For 2009, there is an additional $1.9 million of interest expense to be recorded from APB 14-1, or approximately 4 cents per share for the year, or one cent per quarter, reflected in the 2009 numbers below.

	Actual First Quarter	Actual Second Quarter	Actual Third Quarter	Fourth Quarter	Year
2009 Earnings Guidance					
2009 compared to 2008 based on NAREIT definition					
FFO per share - **2009** guidance per NAREIT definition	$0.794	$0.838	$0.814	$.73 - $.79	$3.18 - $3.24
Actual result / Midpoint of guidance	$0.794	$0.838	$0.814	$0.76	$3.21
FFO per share - **2008** actual per NAREIT definition **as restated**	$0.778	$0.885	$0.841	$0.949	$3.454
Positive (negative) growth projected	2.0%	-5.3%	-3.2%	-19.9%	-7.1%
2009 compared to 2008 based on "Operating FFO"					
FFO per share - **2009** Operating FFO	$0.794	$0.838	$0.814	$.73 - $.79	$3.18 - $3.24
Actual result / Midpoint of guidance	$0.794	$0.838	$0.814	$0.76	$3.21
Operating FFO per share - **2008** actual **as restated**	$0.778	$0.885	$0.841	$1.037	$3.542
Positive (negative) growth projected	2.0%	-5.3%	-3.2%	-26.7%	-9.4%

2009 Earnings Guidance

	Actual First Quarter	Actual Second Quarter	Actual Third Quarter	Fourth Quarter	Year
Assumptions for mid-point of guidance:					
Same store revenue growth	1.6%	-0.2%	-0.2%	-1.5%	-0.1%
Same store expense growth	2.6%	1.7%	0.2%	-1.8%	0.7%
Same store NOI growth	0.8%	-1.4%	-0.5%	-1.3%	-0.6%
Same store **2009** physical occupancy	94.4%	95.1%	95.1%	94.7%	94.8%
Same store **2008** physical occupancy	94.9%	95.0%	95.0%	94.9%	95.0%
Change in occupancy	-0.5%	0.1%	0.1%	-0.2%	-0.2%